                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GERDAU AMERISTEEL CORPORATION
                          -----------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   37373P 10 5
                                   -----------
                                 (CUSIP Number)

                              ANDREW J. BECK, ESQ.
                                    TORYS LLP
                                 237 PARK AVENUE
                               NEW YORK, NY 10017
                                 (212) 880-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 20, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                         (Continued on following pages)

                              (Page 1 of 16 Pages)

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 2 of 16 pages


1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Gerdau S.A.
--------------------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER      (a) [ ]
              OF A GROUP*                                (b) [ ] -- Joint Filing
--------------------------------------------------------------------------------
3
              SEC USE ONLY
--------------------------------------------------------------------------------
4
              SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Federative Republic of Brazil
--------------------------------------------------------------------------------
NUMBER OF     7            SOLE VOTING POWER:
SHARES       -------------------------------------------------------------------
BENEFICIALLY  8            SHARED VOTING POWER:  197,754,900
OWNED BY     -------------------------------------------------------------------
EACH          9            SOLE DISPOSITIVE POWER:
REPORTING    -------------------------------------------------------------------
PERSON WITH   10           SHARED DISPOSITIVE POWER:  197,754,900
--------------------------------------------------------------------------------
11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              197,754,900
--------------------------------------------------------------------------------
12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.0%
--------------------------------------------------------------------------------
14
              TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 3 of 16 pages


1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Gerdau Steel Inc.
--------------------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER       (a) [ ]
              OF A GROUP*                                 (b) [ ]-- Joint Filing
--------------------------------------------------------------------------------
3
              SEC USE ONLY
--------------------------------------------------------------------------------
4
              SOURCE OF FUNDS*

              AF
--------------------------------------------------------------------------------
5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
--------------------------------------------------------------------------------
NUMBER OF     7            SOLE VOTING POWER:
SHARES       -------------------------------------------------------------------
BENEFICIALLY  8            SHARED VOTING POWER:  197,754,900
OWNED BY     -------------------------------------------------------------------
EACH          9            SOLE DISPOSITIVE POWER:
REPORTING    -------------------------------------------------------------------
PERSON WITH   10           SHARED DISPOSITIVE POWER:  197,754,900
--------------------------------------------------------------------------------
11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              197,754,900
--------------------------------------------------------------------------------
12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        [ ]
--------------------------------------------------------------------------------
13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.0%
--------------------------------------------------------------------------------
14
              TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 4 of 16 pages


1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Jorge Gerdau Johannpeter
--------------------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER      (a) [ ]
              OF A GROUP*                                (b) [ ] -- Joint Filing
--------------------------------------------------------------------------------
3
              SEC USE ONLY
--------------------------------------------------------------------------------
4
              SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Federative Republic of Brazil
--------------------------------------------------------------------------------
NUMBER OF     7            SOLE VOTING POWER:  10,000
SHARES       -------------------------------------------------------------------
BENEFICIALLY  8            SHARED VOTING POWER:  197,754,900
OWNED BY     -------------------------------------------------------------------
EACH          9            SOLE DISPOSITIVE POWER:  10,000
REPORTING    -------------------------------------------------------------------
PERSON WITH   10           SHARED DISPOSITIVE POWER:  197,754,900
--------------------------------------------------------------------------------
11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              197,764,900
--------------------------------------------------------------------------------
12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        [ ]
--------------------------------------------------------------------------------
13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.0%
--------------------------------------------------------------------------------
14
              TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 5 of 16 pages


1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Frederico Carlos Gerdau Johannpeter
--------------------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER      (a) [ ]
              OF A GROUP*                                (b) [ ] -- Joint Filing
--------------------------------------------------------------------------------
3
              SEC USE ONLY
--------------------------------------------------------------------------------
4
              SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Federative Republic of Brazil
--------------------------------------------------------------------------------
NUMBER OF     7            SOLE VOTING POWER: 63,000
SHARES       -------------------------------------------------------------------
BENEFICIALLY  8            SHARED VOTING POWER:  197,754,900
OWNED BY     -------------------------------------------------------------------
EACH          9            SOLE DISPOSITIVE POWER: 63,000
REPORTING    -------------------------------------------------------------------
PERSON WITH   10           SHARED DISPOSITIVE POWER:  197,754,900
--------------------------------------------------------------------------------
11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              197,817,900
--------------------------------------------------------------------------------
12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        [ ]
--------------------------------------------------------------------------------
13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.0%
--------------------------------------------------------------------------------
14
              TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 6 of 16 pages

1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Andre Bier Johannpeter
--------------------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER      (a) [ ]
              OF A GROUP*                                (b) [ ] -- Joint Filing
--------------------------------------------------------------------------------
3
              SEC USE ONLY
--------------------------------------------------------------------------------
4
              SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Federative Republic of Brazil
--------------------------------------------------------------------------------
NUMBER OF     7            SOLE VOTING POWER:
SHARES       -------------------------------------------------------------------
BENEFICIALLY  8            SHARED VOTING POWER:  197,754,900
OWNED BY     -------------------------------------------------------------------
EACH          9            SOLE DISPOSITIVE POWER:
REPORTING    -------------------------------------------------------------------
PERSON WITH   10           SHARED DISPOSITIVE POWER:  197,754,900
--------------------------------------------------------------------------------
11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              197,754,900
--------------------------------------------------------------------------------
12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.0%
--------------------------------------------------------------------------------
14
              TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 7 of 16 pages


ITEM 1.           SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, no par value per share (the "Common Shares"), of Gerdau Ameristeel Corporation (the "Issuer") a corporation incorporated under the laws of the Province of Ontario. The address of the principal executive office of the Issuer is located at 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609.

ITEM 2.           IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Gerdau S.A. ("Gerdau S.A."), Gerdau Steel Inc. ("Gerdau Steel") and Jorge Gerdau Johannpeter, Frederico Carlos Gerdau Johannpeter and Andre Bier Johannpeter (collectively, the "Gerdau Johannpeter family" and together with Gerdau S.A. and Gerdau Steel, the "Reporting Persons") with respect to the Common Shares of the Issuer.

     The address of the principal executive office of Gerdau S.A. and the business address for the Gerdau Johannpeter family is Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005. The address of the principal executive office of Gerdau Steel is 160 Orion Place, Cambridge, Ontario N1T 1R9.

     Gerdau S.A. is a corporation organized under the laws of the Federative Republic of Brazil. Gerdau S.A. owns, directly and indirectly, steel manufacturing operations in North and South America.

     Gerdau Steel is an indirect wholly-owned subsidiary of Gerdau S.A. Gerdau Steel is a corporation organized under the laws of Canada. Its purpose is as a holding company, which through a number of subsidiaries, owns steel manufacturing operations in North and South America.

     The Gerdau Johannpeter family indirectly controls Metalurgica Gerdau S.A., collectively holding 74.04% of the voting capital and 25.18% of the total capital, and Metalurgica Gerdau S.A. and its controlled companies hold 83.35% of the voting capital of Gerdau S.A. Mr. Jorge Gerdau Johannpeter beneficially owns 197,754,900 Common Shares held by Gerdau S.A. and indirectly holds 10,000 Common Shares through Counterpoint Ltd. Mr. Frederico C. Gerdau Johannpeter beneficially owns 197,754,900 Common Shares held by Gerdau S.A. and indirectly holds 63,000 Common Shares through Cazab Holdings Ltd.

     The name, business address, present principal occupation or employment and citizenship of each executive officer, director and controlling person of the Reporting Persons are set forth in Schedule I and Schedule II hereto and are incorporated by reference herein.

     During the past five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any person listed on Schedule I and
Schedule II hereto, (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 8 of 16 pages

jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Gerdau S.A. indirectly acquired, through its wholly-owned subsidiary Gerdau Steel, 35,000,000 Common Shares of the Issuer on October 20, 2004 pursuant to a Subscription Agreement between the Issuer and Gerdau Steel dated October 14, 2004. The purchase of 35,000,000 Common Shares was in connection with the Issuer's public offering (the "Offering") of 70,000,000 Common Shares pursuant to a prospectus included in a Registration Statement on Form F-10 (File No. 333-119539) filed with the U.S. Securities and Exchange Commission and Canadian securities regulators in Canada on October 5, 2004, as amended and supplemented. A syndicate of underwriters purchased the other 35,000,000 Common Shares for distribution to the public. The sale to Gerdau S.A. was exempt from registration under the Securities Act of 1933, as amended, pursuant to the exemption provided by Rule 903 of Regulation S thereunder.


     Gerdau S.A., though Gerdau Steel, purchased the 35,000,000 Common Shares at the public offering price of $4.70 (or Cdn$5.90) for total consideration of $164,500,000 which was funded from cash on hand.

     None of the persons listed on Schedule I and Schedule II hereto, except for Gerdau S.A. has contributed any funds or other consideration towards the acquisition of the 35,000,000 Common Shares.

ITEM 4.           PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Common Shares for investment purposes, in order to maintain a significant ownership interest in the Issuer.

     The Issuer has, pursuant to a Purchase Agreement between the Issuer and the underwriters named therein dated October 14, 2004, granted the underwriters an option to purchase up to an additional 5,250,000 Common Shares to cover over-allotments. Gerdau Steel has agreed, pursuant to the Subscription Agreement dated October 14, 2004, to purchase a number of additional Common Shares of the Issuer equal to the number of Common Shares purchased by the underwriters pursuant to this over-allotment option.

     As of the date of this statement on Schedule 13D, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedule I and Schedule II hereto, has any present plan or proposals which would relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     However, the Reporting Persons may take such actions with respect to the Reporting Persons' investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, or to

CUSIP No. 37373P 10 5              SCHEDULE 13D               Page 9 of 16 pages



formulate other purposes, plans or proposals in the future depending on market conditions and other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) Based on information provided to the Reporting Persons by the Issuer, there were 306,672,692 Common Shares of the Issuer outstanding as of the close of business on October 20, 2004, the closing date of the Offering. As of October 20, 2004, Gerdau S.A., through its indirect wholly-owned subsidiary, Gerdau Steel, beneficially owned an aggregate of 197,754,900 Common Shares, representing an aggregate of approximately 67.0% of the outstanding Common Shares of the Issuer.

     The Gerdau Johannpeter family indirectly controls Metalurgica Gerdau S.A., collectively holding 74.04% of the voting capital and 25.8% of the total capital, and Metalurgica Gerdau S.A. and its controlled companies holds 83.35% of the voting capital of Gerdau S.A.

     Jorge Gerdau Johannpeter beneficially owns 197,754,900 Common Shares of the Issuer held by Gerdau S.A. and indirectly holds 10,000 Common Shares through Counterpoint Ltd.

     Frederico Carlos Gerdau Johannpeter beneficially owns 197,754,900 Common Shares of the Issuer held by Gerdau S.A. and indirectly holds 63,000 Common Shares through Cazab Holdings Ltd.

     Andre Bier Johannpeter beneficially owns 197,754,900 Common Shares of the Issuer held by Gerdau S.A.

     To the knowledge of the Reporting Persons, none of the persons listed on
Schedule I and Schedule II hereto, beneficially owned any Common Shares as of October 20, 2004, other than as set forth herein.

     (b) Gerdau S.A. together with Gerdau Steel and the Gerdau Johannpeter family has shared voting and dispositive power over 197,754,900 Common Shares of the Issuer.

     (c) Except as set forth on this Schedule 13D, neither the Reporting Persons nor to the knowledge of the Reporting Persons, any of the persons listed on
Schedule I and Schedule II attached hereto, has effected any transactions in the Issuer's securities during the past 60 days.

     (d) There are no other persons known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by any Reporting Person.

     (e) Not applicable.

CUSIP No. 37373P 10 5              SCHEDULE 13D              Page 10 of 16 pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 16, 2004 Gerdau S.A. purchased 26.8 million Common Shares of the Issuer through a private placement for $97.9 million. This transaction increased Gerdau S.A.'s ownership to approximately 72% of the Issuer's outstanding Common Shares


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Subscription Agreement between the Issuer and Gerdau Steel, dated October 14, 2004 (Incorporated by reference to Exhibit 99.1 of the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission ("SEC") on October 15, 2004).

                  Exhibit 2 Subscription Agreement between Issuer and Gerdau Steel, dated April 16, 2004.

CUSIP No. 37373P 10 5              SCHEDULE 13D              Page 11 of 16 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2004

                                      GERDAU S.A.



                                 By:  /s/ Andre Bier Johannpeter
                                      ---------------------------------------
                                      Name: Andre Bier Johannpeter
                                      Title Executive Vice President


                                 By:  /s/ Elias Pedro Vieira Manna
                                      ---------------------------------------
                                      Name:  Elias Pedro Vieira Manna
                                      Title: Executive Officer




                                      GERDAU STEEL INC.


                                 By:  /s/ Glen Beeby
                                      ---------------------------------------
                                      Name: Glen Beeby
                                      Title Chief Financial Officer,
                                            Treasurer and Secretary



                                      /s/ Jorge Gerdau Johannpeter
                                      ----------------------------------


                                      /s/ Frederico Carlos Gerdau Johannpeter
                                      ---------------------------------------


                                      /s/ Andre Bier Johannpeter
                                      ---------------------------------------

CUSIP No. 37373P 10 5              SCHEDULE 13D              Page 12 of 16 pages


                                   SCHEDULE I

     The name, business address, position and present principal occupation and citizenship of each director, executive officer and controlling person of Gerdau S.A. are set forth below. Other than Francesco Saverio Merlini who is an Italian citizen, each person is a citizen of Brazil.



NAME                     POSITION                 OCCUPATION                BUSINESS ADDRESS
------------------------ ------------------------ ------------------------- ------------------------------------------------
Metalurgica Gerdau S.A.  Controlling                                        Av. Farrapos, 1811 Porto Alegre, Rio Grande do
                         Shareholder - 41.1%                                Sul, Brazil, CEP 90220-005
                         holder of Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Jorge Gerdau             Chairman and President   Chairman of the Board     Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Johannpeter                                       of Gerdau S.A. and        Sul, Brazil, CEP 90220-005
                                                  President Gerdau S.A.
                                                  and President of the
                                                  Executive Committee
------------------------ ------------------------ ------------------------- ------------------------------------------------
Germano Hugo Gerdau      Vice Chairman of Board   Vice Chairman of Board    Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Johannpeter              of Directors             of Directors of Gerdau    Sul, Brazil, CEP 90220-005
                                                  S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Klaus Gerdau             Vice Chairman of Board   Vice Chairman of Board    Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Johannpeter              of Directors             of Directors of Gerdau    Sul, Brazil, CEP 90220-005
                                                  S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Frederico Carlos         Director/Senior Vice     Director/Senior Vice      Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Gerdau Johannpeter       President of the         President of the Gerdau   Sul, Brazil, CEP 90220-005
                         Gerdau Executive         Executive Committee of
                         Committee                Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Andre Pinheiro De Lara   Independent Director     Member of the Board of    Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Resende                                           Alps Funds.               Sul, Brazil, CEP 90220-005
------------------------ ------------------------ ------------------------- ------------------------------------------------
Affonso Celso Pastore    Independent Director     Professor at the          Av. Farrapos, 1811 Porto Alegre, Rio Grande do
                                                  Getulio Vargas            Sul, Brazil, CEP 90220-005
                                                  Foundation

CUSIP No. 37373P 10 5              SCHEDULE 13D              Page 13 of 16 pages


NAME                     POSITION                 OCCUPATION                BUSINESS ADDRESS
------------------------ ------------------------ ------------------------- ------------------------------------------------
                                                  Independent economic
                                                  advisor.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Oscar De Paula           Independent Director     Owner and director of     Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Bernardes Neto                                    LID-Latin America         Sul, Brazil, CEP 90220-005
                                                  Internet Development
                                                  Group
                                                  Consultant to
                                                  Telesystem
                                                  International Wireless
------------------------ ------------------------ ------------------------- ------------------------------------------------
Carlos Joao Petry        Director/Senior Vice     Director/Senior Vice      Av. Farrapos, 1811 Porto Alegre, Rio Grande do
                         President of Gerdau      President of the Gerdau   Sul, Brazil, CEP 90220-005
                         Executive Committee.     Executive Committee of
                                                  Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Andre Bier Johannpeter   Executive Vice           Executive Vice            Av. Farrapos, 1811 Porto Alegre, Rio Grande do
                         President of Gerdau      President of Gerdau       Sul, Brazil, CEP 90220-005
                         Executive Committee      Executive Committee of
                                                  Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Claudio Johannpeter      Executive Vice           Executive Vice            Av. Farrapos, 1811 Porto Alegre, Rio Grande do
                         President of Gerdau      President of Gerdau       Sul, Brazil, CEP 90220-005
                         Executive Committee      Executive Committee of
                                                  Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Osvaldo Burgos Schirmer  Financial Executive      Financial Executive       Av. Farrapos, 1811 Porto Alegre, Rio Grande do
                         Officer/Executive Vice   Officer/Executive Vice    Sul, Brazil, CEP 90220-005
                         President of Gerdau      President of Gerdau
                         Executive                Executive Committee/CFO
                         Committee/CFO and        and Investor Relations
                         Investor Relations       Director of Gerdau S.A.
                         Director of Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Domingos Somma           Executive Vice           Executive Vice            Av. Farrapos, 1811 Porto Alegre, Rio Grande do

CUSIP No. 37373P 10 5              SCHEDULE 13D              Page 14 of 16 pages

NAME                     POSITION                 OCCUPATION                BUSINESS ADDRESS
------------------------ ------------------------ ------------------------- ------------------------------------------------
                         President of Gerdau      President of Gerdau       Sul, Brazil, CEP 90220-005
                         Executive Committee      Executive Committee of
                                                  Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Expedito Luz             Executive Officer of     Executive Officer of      Av. Farrapos, 1811 Porto Alegre, Rio Grande do
                         Legal Department/        Legal Department/         Sul, Brazil, CEP 90220-005
                         Director/Secretary-      Director/Secretary-
                         General of Board of      General of Board of
                         Director and Gerdau      Director and Gerdau
                         Executive Committee.     Executive Committee of
                                                  Gerdau S.A.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Paulo Fernando Bins De   Executive Vice           Executive Vice            Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Vasconcellos             President of Gerdau      President of Gerdau       Sul, Brazil, CEP 90220-005
                         Executive Committee      Executive Committee
                         /President of North      /President of North
                         Eastern Steel            Eastern Steel
                         Operations.              Operations.
------------------------ ------------------------ ------------------------- ------------------------------------------------
Francesco Saverio        Executive Officer        Executive Officer of      Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Merlini                                           Gerdau S.A.               Sul, Brazil, CEP 90220-005
------------------------ ------------------------ ------------------------- ------------------------------------------------
Elias Pedro Vieira       Executive Officer        Executive Officer of      Av. Farrapos, 1811 Porto Alegre, Rio Grande do
Manna                                             Gerdau S.A.               Sul, Brazil, CEP 90220-005
------------------------ ------------------------ ------------------------- ------------------------------------------------

CUSIP No. 37373P 10 5              SCHEDULE 13D              Page 15 of 16 pages

                                   SCHEDULE II

     The name, business address, position and present principal occupation and citizenship of each director, executive officer and controlling person of Gerdau Steel Inc. are set forth below. Other than Peter D. Ballantyne who is a Canadian citizen, each person is a citizen of Brazil.



NAME                     POSITION                 OCCUPATION                BUSINESS ADDRESS
------------------------ ------------------------ ------------------------- --------------------
Gerdau S.A.              Controlling              N/A                       Av. Farrapos, 1811
                         Shareholder - indirect                             Porto Alegre, Rio
                         100% ownership                                     Grande do Sul,
                                                                            Brazil, CEP
                                                                            90220-005
------------------------ ------------------------ ------------------------- --------------------
Frederico Carlos         Director                 Director/Senior Vice      Av. Farrapos, 1811
Gerdau Johannpeter                                President of the Gerdau   Porto Alegre, Rio
                                                  Executive Committee of    Grande do Sul,
                                                  Gerdau S.A                Brazil, CEP
                                                                            90220-005
------------------------ ------------------------ ------------------------- --------------------
Germano Hugo Gerdau      Director                 Vice Chairman of Board    Av. Farrapos, 1811
Johannpeter                                       of Directors of Gerdau    Porto Alegre, Rio
                                                  S.A.                      Grande do Sul,
                                                                            Brazil, CEP
                                                                            90220-005
------------------------ ------------------------ ------------------------- --------------------
Glen A. Beeby            Director/ Chief          Director/ Chief           160 Orion Place,
                         Financial Officer,       Financial Officer,        Cambridge, Ontario
                         Secretary and Treasurer  Secretary and Treasurer   N1T 1R9
                                                  of Gerdau Steel.
------------------------ ------------------------ ------------------------- --------------------
Jorege Gerdau            Director/President       Chairman of the Board     Av. Farrapos, 1811
Johannpeter                                       of Gerdau S.A. and        Porto Alegre, Rio
                                                  President Gerdau S.A.     Grande do Sul,
                                                  and President of the      Brazil, CEP
                                                  Executive Committee       90220-005

CUSIP No. 37373P 10 5              SCHEDULE 13D              Page 16 of 16 pages

NAME                     POSITION                 OCCUPATION                BUSINESS ADDRESS
------------------------ ------------------------ ------------------------- --------------------
Klaus Gerdau             Director                 Vice Chairman of Board    Av. Farrapos, 1811
Johannpeter                                       of Directors of Gerdau    Porto Alegre, Rio
                                                  S.A.                      Grande do Sul,
                                                                            Brazil, CEP
                                                                            90220-005
------------------------ ------------------------ ------------------------- --------------------
Peter D. Ballantyne      Director                 Partner at Torys LLP      79 Wellington
                                                                            Street West, Box
                                                                            270TD Center,
                                                                            Toronto, Ontario,
                                                                            Canada M5K 1N2
------------------------ ------------------------ ------------------------- --------------------